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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kempen & Co. U.S.A., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 17th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mc Gowan 212-376-0132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, John Mc Gowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kempen & Co. U.S.A., Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISENI CASTRO
Notary Public - State of New York
NO. 01CA6377964
Qualified in New York County
My Commission Expires Jul 16, 2022

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEMPEN & CO. U.S.A., INC.

TABLE OF CONTENTS

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kempen & Co. U.S.A., Inc., as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Kempen & Co. U.S.A., Inc.'s management. Our responsibility is to express an opinion on Kempen & Co. U.S.A.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kempen & Co. U.S.A. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I ("Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of Kempen & Co. U.S.A., Inc.'s financial statements. The supplemental information is the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008

FRIEDMAN LLP
East Hanover, New Jersey
February 4, 2019

KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 7,533,360
Due from parent	616,666
Property and equipment - at cost, net	70,438
Due from customers	11,536,976
Fail to deliver	1,790,744
Other assets	224,719
	$21,772,903
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$112,216
Taxes payable	152,086
Due to customers	1,790,744
Fail to receive	11,536,976
Security deposit payable	57,128
	$13,649,150
Commitments and contingencies	
Stockholder's equity	
Capital stock - $0.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding	$ 10
Additional paid-in capital	3,263,979
Retained earnings	4,859,764
	8,123,753
	$21,772,903

See notes to financial statements

KEMPEN & CO. U.S.A., INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2018

Revenues	
Revenue - Parent	$3,122,183
Revenue - Investment Banking	476,921
Interest income	5,937
	3,605,041
Expenses	
Compensation and benefits	1,555,993
Occupancy and equipment, net of sublease income	168,953
Communications	200,876
Professional and consulting fees	173,349
Depreciation	40,425
Investment banking expenses	25,263
Other operating expenses	853,493
	3,018,352
Income before income taxes	586,689
Income taxes	207,097
Net income	$ 379,592

See notes to financial statements

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2018

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2018	1,000	$10	$3,263,979	$4,480,172	$7,744,161
Net income	-	-	-	379,592	379,592
Balance, December 31, 2018	1,000	$10	$3,263,979	$4,859,764	$8,123,753

See notes to financial statements

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CASHFLOWS

YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities	
Net income	$ 379,592
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	40,425
Changes in assets and liabilities	
Due from parent	1,488,915
Due from customers	(8,371,656)
Fail to deliver	942,852
Prepaid taxes	1,852
Fail to receive	8,371,656
Due to customer	(942,852)
Other assets	3,556
Accounts payable, accrued expenses and other liabilities	26,792
Taxes payable	148,617
Net cash provided by operating activities	2,089,749
Net increase in cash and cash equivalents	2,089,749
Cash and cash equivalents, beginning of year	5,443,611
Cash and cash equivalents, end of year	$ 7,533,360
Supplemental cash flow disclosures	
Income taxes paid	$ 56,628

See notes to financial statements

KEMPEN & CO. U.S.A., INC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Kempen & Co. N.V. (the "Parent") which is based in Amsterdam. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis. The Parent produces research on approximately 75 large, mid, and small cap companies located in Belgium, Luxembourg and Netherlands comprising a wide range of sectors. The Parent also provides property research into approximately 50 European real estate companies in more than 11 European countries. On behalf of the Parent, the Company sells research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

In 2018, the Company filed a CMA (Continuing Member Application) with FINRA to change its registered business operations to where it would serve as an underwriter or selling group participant for equity offerings of non-U.S. and U.S. issuers engaged in offerings registered with the United States Securities and Exchange Commission ("SEC") as well as nonregistered offerings, including Rule 144A offerings, on a "best efforts" basis, with no contingencies or need for an escrow account. The Company expects to be a junior syndicate member on such transactions and therefore, will be brought into the syndicate only shortly before pricing. The Company will leverage their existing client bases, in Europe and potentially, the United States, respectively, to identify companies that aim to execute U.S.-registered initial public offerings and/or follow-on transactions; once such transactions are executed. The Company will solicit investments by institutional investors. For all such transactions, the Company's foreign associated persons will work with other investment banks to originate and price primary issuances and to distribute securities to the Company's customers. The Company will assess interest in the new issuance based upon customer suitability and customer demand. The Company anticipates that securities of U.S. issuers will be cleared through another member of the underwriting syndicate (i.e., the lead syndicate member or bookrunner), which will be determined on a transaction-by-transaction basis or through BNP Paribas USA, with which the Company currently has a relationship. All clearing firms will be large or medium-sized U.S. banks. Securities of non-U.S. issuers offered to U.S. investors will be cleared through the Company's parent, Kempen & Co. N.V.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company's cash balances are maintained at various banks. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company is remunerated for its activities based upon a cost plus mark-up percentage, which is established by an independent transfer pricing study. Revenue is recognized based upon the expenses incurred during the period, marked-up by 4.16% for the year ended December 31, 2018.

Depreciation

Depreciation is computed using the straight-line method over estimated useful asset lives, which is five to seven years.

Recent Accounting Pronouncements

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019. The Company expects to record a right-of-use asset pertaining to its office lease and related lease liability upon the adoption of ASU 2016-2.

Adoption of New Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods and services to customers in an amount that reflects the considerations to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company adopted ASU No. 2014-09 effective January 1, 2018. The Company has identified its revenues and costs that are within the scope of the new guidance. There were no changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions, and will provide updates in future periods.

2 - PROPERTY AND EQUIPMENT- AT COST, NET

Property and equipment consist of the following:

Office equipment	$ 158,954
Furniture and fixtures	120,508
	279,462
Less - Accumulated depreciation	209,024
	$ 70,438

3 - RELATED PARTY TRANSACTIONS

A portion of the Company's revenue is derived from the Parent for services provided to institutional investors in their sales district based upon a cost-plus transfer pricing study. The revenue is recorded at the Company's pretax expenses plus a markup percentage of 4.16% for the year ended 2018.

Additionally, the Company derives revenue from the underwriting services performed by the Company which is allocated between the Company and the Parent based on a transfer pricing study. Per the study, 20% of revenue will be retained by the Company while 80% of the revenue will be allocated to the Parent. The Company recorded revenue of $476,921 and expenses of $25,263 relating to underwriting securities for the year ended December 31, 2018.

Due from Parent arises from the recording of revenue described above less the allocation of certain direct expenses from the Parent. The balance at December 31, 2018 is comprised of cash held in a bank account at an affiliate of the Parent totaling $842,409 and commission receivable of $130,136 and an offsetting amount of $355,879 due to Kempen NV.

The Company has recorded $429,601 in expenses allocated from the Parent relating to the use of the securities trading platform and corporate overhead charges which are reflected in other operating expenses.

4 - INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to income before income taxes. The provision for income taxes is as follows:

Current:	
Federal	$ 112,108
State and city	94,989
	$ 207,097

Federal and state income taxes differ from statutory rates due to non-deductible expenses consisting primarily of meals and entertainment. The effective tax rate in 2018 was lower primarily due to the federal statutory tax rate decrease from 35% to 21% effective January 1, 2018.

5 - PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees who have attained three months of service. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company match during 2018 is equal to 100% of the matched employee contributions that are not in excess of 4% of employee compensation. The Profit sharing plan expense for the year ended December 31, 2018 was approximately $40,000.

6 - COMMITMENTS

The Company leases office space under a non-cancellable lease which expires on November 30, 2024. The lease requires monthly lease payments of $23,143 at the commencement date and stipulates a 2% escalation of annual rent on each anniversary of the lease commencement date.

Deferred rent relating to the lease for the year ended December 31, 2018 was approximately $21,000 and is included in accounts payable, accrued expenses and other liabilities. Additionally, the Company has entered into a letter of credit agreement in the amount of $114,000 for the security deposit associated with the lease. This amount plus interest is included in other assets.

The Company entered into a non-cancellable sublease with a subtenant on July 19, 2016 which expires on November 30, 2024. Sublease income is equal to one half of rent expense paid by the Company under the non-cancellable lease each month. Additionally, in accordance with the non-cancellable sublease the Company has collected a security deposit in the amount of $57,128.

The future minimum rental payments and receipts are as follows:

Year Ending December 31,	Future Minimum Payments	Future Minimum Receipts	Net Minimum Payment
2019	$ 284,000	$ (142,000)	$ 142,000
2020	290,000	(145,000)	145,000
2021	294,000	(147,000)	147,000
2022	302,000	(151,000)	151,000
2023	308,000	(154,000)	154,000
Thereafter	286,000	(143,000)	143,000
	$1,764,000	$ (882,000)	$ 882,000

Gross rent expense was approximately $332,000 for the year ended December 31, 2018, net of approximately $163,000 of sublease income from a subtenant. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2018, the Company had net capital of $7,106,253 which exceeded requirements by $6,196,309. The ratio of aggregate indebtedness to net capital was 1.92 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2018

KEMPEN & CO. U.S.A., INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Computation of net capital		
Total stockholder's equity	$	8,123,753
Less - Non-allowable assets		
Due from Parent		(616,666)
Fixed assets		(70,438)
Other assets		(224,719)
Net capital before aged fails deduction	$	7,211,930
Deduction for aged fails to deliver		105,677
Net Capital	$	7,106,253
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities	$	112,216
Taxes payable		152,086
Due to customer		1,790,744
Fail to receive		11,536,976
Security deposit payable		57,128
Aggregate indebtedness	$	13,649,150
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	909,944
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	909,944
Excess net capital	$	6,196,309
Excess net capital at 1000 percent		5,741,338
Ratio: aggregate indebtedness to net capital		1.92 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3 Report, in which (1) Kempen & Co. U.S.A., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kempen & Co. U.S.A., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Kempen & Co. U.S.A., Inc. stated that Kempen & Co. U.S.A., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kempen & Co. U.S.A., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kempen & Co. U.S.A., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 4, 2019

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

I John McGowan, Chief Operating Officer of Kempen & Co. U.S.A., Inc. to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire fiscal year ending December 31, 2018 without exception.

Dated: 1/31/2019

By: [signature]

KEMPEN & CO. U.S.A., INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48389

YEAR ENDED DECEMBER 31, 2018

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM